press release

ArcelorMittal publishes convening notice for Annual General Meeting of shareholders

Luxembourg, 5 April 2019- ArcelorMittal has published a convening notice for its Annual General Meeting of shareholders, which will be held on 7 May 2019 at 2 p.m. CET at the company’s registered office, 24-26, Boulevard d’Avranches, L-1160 in Luxembourg.

The ArcelorMittal shareholders entitled to vote at the Annual General Meeting will be those who are shareholders on the record date of 23 April 2019 at midnight (24:00 hours) CET.

The convening notice, the Annual Report 2018, the Form 20F 2018, the voting forms and all other meeting documentation will be available on ArcelorMittal's website http://corporate.arcelormittal.com/investors/equity-investors/shareholders-meetings/meetings-archive/2019 from 5 April 2019. Shareholders may obtain, free of charge, a copy of the Annual Report 2018 (in English), by calling ArcelorMittal at +352 4792 3198, or by emailing privateinvestors@arcelormittal.com